Exhibit 4.10
[NCT Letterhead]
45 East Park Drive
Westampton, NJ 08060 USA
Amendment to Special Stock Agreement
June 7, 2010
[           ]
Dear [           ]:
Reference is hereby made to that Special Stock Agreement dated June 23, 2006 by and between you and NCT Acquisition, LLC (“NCT”) regarding the common stock (and options to purchase the common stock) of New Century Transportation, Inc. (the “Special Stock Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Special Stock Agreement.
NCT and you have agreed to amend the Special Stock Agreement to revise the vesting provision applicable to the Restricted Shares. Therefore, the Special Stock Agreement is hereby amended as set forth below:
The first sentence of Section 1(h)(ii) of the Special Stock Agreement shall be amended to read as follows:
“(ii) The Restricted Shares shall vest, provided that the Seller Grantee does not have a Covered Termination prior to the applicable date, upon the earlier to occur of: (A) the sixteen (16) month anniversary of a ‘Public Offering’ as defined in the Securities Holders Agreement, or (B) if the consideration received by the Company or its stockholders, as applicable, in an ‘Approved Sale’ (I) is predominantly cash, the date of the ‘Approved Sale,’ or (II) is predominantly non-cash securities, the first anniversary of such Approved Sale.”
All other terms and conditions of the Special Stock Agreement shall remain unchanged and in full force and effect.

By signing this letter amendment and returning a copy to NCT, you agree to the changes set forth above and this letter amendment shall thereafter become a part of the Special Stock Agreement.

Very truly yours,

NCT Acquisition, LLC

By:

Title:

Accepted	and Agreed:

[	]

Date: